Filed Pursuant to Rule 424(b)(3)
Registration No. 333-253838

PROSPECTUS

4,038,000 Shares of Common Stock

ACER THERAPEUTICS INC.

This prospectus relates to the offer and sale of up to 4,038,000 shares of common stock, $0.0001 par value per share, of Acer Therapeutics Inc., a Delaware corporation, by Lincoln Park Capital Fund, LLC, or Lincoln Park or the selling stockholder.

The shares of common stock being offered by the selling stockholder may be issued pursuant to the purchase agreement dated April 30, 2020 that we entered into with Lincoln Park. See “The Lincoln Park Transaction” for a description of that agreement and “Selling Stockholder” for additional information regarding Lincoln Park. The prices at which Lincoln Park may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions.

We are not selling any securities under this prospectus and will not receive any of the proceeds from the sale of shares by the selling stockholder.

We filed a registration statement on Form S–1 (File No. 333-238192) with the Securities and Exchange Commission on May 12, 2020 that was declared effective on June 5, 2020, which we refer to in this prospectus as the Prior Registration Statement. The Prior Registration Statement registered 1,840,148 shares of our common stock that have been or may be issued pursuant to the purchase agreement, of which 612,000 shares remain registered and have not been resold thereunder as of March 3, 2021. Such registered and unsold shares of common stock are being carried over from the Prior Registration Statement and are being offered and sold under this prospectus pursuant to Rule 429 under the Securities Act of 1933, or the Securities Act. In addition, 3,426,000 shares of our common stock, which were not registered under the Prior Registration Statement, are being offered and sold under this prospectus.

The selling stockholder may sell the shares of common stock described in this prospectus in a number of different ways and at varying prices. See “Plan of Distribution” for more information about how the selling stockholder may sell the shares of common stock being registered pursuant to this prospectus. The selling stockholder is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act.

The selling stockholder will pay all brokerage fees and commissions and similar expenses. We will pay the expenses (except brokerage fees and commissions and similar expenses) incurred in registering the shares, including legal and accounting fees. See “Plan of Distribution.”

Our common stock is listed on the Nasdaq Capital Market under the symbol “ACER”. On March 10, 2021, the last reported sale price of our common stock on the Nasdaq Capital Market was $3.13 per share.

Investing in our common stock involves a high degree of risk. See the section entitled “Risk Factors” beginning on page 11 and in the documents incorporated by reference in this prospectus. You should carefully consider these risk factors, as well as the other information contained in this prospectus, before you invest.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is March 12, 2021.

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ABOUT THIS PROSPECTUS

This prospectus forms part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, and that includes exhibits that provide more detail of the matters discussed in this prospectus. You should read this prospectus and the related exhibits filed with the SEC, together with the additional information described under the headings “Where You Can Find More Information” and “Incorporation by Reference” before making your investment decision.

You should rely only on the information provided in this prospectus or in a prospectus supplement or any free writing prospectuses or amendments thereto. Neither we, nor the selling stockholder, have authorized anyone else to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information in this prospectus is accurate only as of the date hereof. Our business, financial condition, results of operations and prospects may have changed since that date.

Neither we, nor the selling stockholder, are offering to sell or seeking offers to purchase these securities in any jurisdiction where the offer or sale is not permitted. We have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the securities as to distribution of the prospectus outside of the United States.

Unless the context otherwise requires, references in this prospectus to “Acer,” “the Company,” “we,” “us” and “our” refer to Acer Therapeutics Inc. “ACER THERAPEUTICS,” “EDSIVO” and the Acer logo are our trademarks. This prospectus and the documents incorporated by reference into this prospectus may also contain trademarks and trade names that are the property of their respective owners. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply relationships with, or endorsements or sponsorship of us by, these other companies.

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SUMMARY

This summary contains basic information about us and this offering. Because it is a summary, it does not contain all of the information that you should consider before investing. Before you decide to invest in our common stock, you should read this entire prospectus carefully, including the section entitled “Risk Factors,” and any documents incorporated by reference.

Our Business

We are a pharmaceutical company focused on the acquisition, development, and commercialization of therapies for serious rare and life-threatening diseases with significant unmet medical needs. Our pipeline includes four programs: ACER-001 (sodium phenylbutyrate) for the treatment of various inborn errors of metabolism, including urea cycle disorders (UCDs) and Maple Syrup Urine Disease (MSUD); EDSIVO™ (celiprolol) for the treatment of vascular Ehlers-Danlos syndrome (vEDS) in patients with a confirmed type III collagen (COL3A1) mutation; ACER-801 (osanetant) for the treatment of induced Vasomotor Symptoms (iVMS); and ACER-2820 (emetine), a host-directed therapy against a variety of infectious diseases, including COVID-19. Our product candidates are believed to present comparatively de-risked programs as evidenced by having one or more of the following: favorable safety profile, clinical proof-of-concept data, mechanistic differentiation, and/or accelerated pathways for development through specific programs and procedures established by the United States, or U.S., Food and Drug Administration, or FDA.

Our current product candidate pipeline is summarized in the chart below:

$	Additional capital resources required to fund these programs going forward
*

In response to a Complete Response Letter from the FDA for our New Drug Application (NDA) for EDSIVO™ for the treatment of patients with vEDS with a confirmed COL3A1 mutation, we submitted a Formal Dispute Resolution Request which was denied in March 2020 by the FDA’s Office of New Drugs. However, the Office of New Drug’s denial described possible paths forward for us to explore that could provide the substantial evidence of effectiveness needed to support a potential resubmission of the EDSIVO™ NDA

•	ACER-001 (sodium phenylbutyrate)

•

Signed an Option Agreement with Relief Therapeutics Holding AG, or Relief, on January 25, 2021 providing Relief with exclusivity until June 30, 2021 for the right to pursue a potential collaboration and license agreement for worldwide development and commercialization for ACER-001. In return, we received an upfront nonrefundable payment of $1.0 million and a $4.0 million secured loan from Relief

•

Announced in February 2021 topline results from our bioequivalence (BE) trial in which ACER-001 showed similar relative bioavailability compared to BUPHENYL® (sodium phenylbutyrate) under fed conditions

•	Targeting a pre-NDA meeting with the FDA in the second quarter of 2021, assuming successful and timely completion of the ongoing development activities

•

Submission of an ACER-001 NDA for treatment of patients with UCDs is anticipated in mid-2021, provided that no additional data is requested by the FDA during our pre-NDA meeting and ongoing development activities are successfully completed (including evaluation of long-term product stability data)

•	EDSIVO™ (celiprolol)

•

Submitted Type B meeting request to the FDA in February 2021 to discuss our proposed plan to collect additional data in support of celiprolol’s potential benefit in treating COL3A1-positive vEDS patients

•

If FDA discussions are successful, and resulting data is positive, could potentially satisfy the substantial evidence of effectiveness needed to support a possible resubmission of the EDSIVO™ NDA (although neither EDSIVO™ NDA resubmission nor approval is assured)

•	ACER-801 (osanetant)

•	Investigational New Drug Application (IND) submission for osanetant is anticipated in the third quarter of 2021

•

Initiation of a Phase 2 clinical trial of osanetant in BRCA-positive patients who have undergone a prophylactic bilateral salpingo-oophorectomy (PBSO) is expected in the fourth quarter of 2021, dependent upon successful IND filing and subject to additional capital

•	ACER-2820 (emetine)

•	Further advancement of the emetine program in COVID-19 and other infectious diseases is dependent on our ability to raise non-dilutive capital

•

We believe that most of the emetine IND-enabling work is in-progress or complete, and we intend to minimize future emetine spending as we continue to work with federal agencies and private research organizations toward the goal of securing non-dilutive funding

Product Candidates

ACER-001 (sodium phenylbutyrate)

UCDs are a group of disorders caused by genetic mutations that result in a deficiency in one of the six enzymes that catalyze the urea cycle, which can lead to an excess accumulation of ammonia in the bloodstream, a condition known as hyperammonemia. Studies suggest that the incidence of UCD in the U.S. is 1 in 35,000 live births.1 Approximately 2,000 patients suffer from UCDs in the U.S. Acute hyperammonemia can cause lethargy, somnolence, coma, and multi-organ failure, while chronic hyperammonemia can lead to headaches, confusion, lethargy, failure to thrive, behavioral changes, and learning and cognitive deficits. Common symptoms of both acute and chronic hyperammonemia also include seizures and psychiatric symptoms. Current treatments consist of dietary management, as well as treatment with phenylbutyrate available as sodium phenylbutyrate (NaPB), which is marketed as BUPHENYL®, and glycerol phenylbutyrate, which is marketed as RAVICTI®.

ACER-001 is being developed using a microencapsulation process for the treatment of various inborn errors of metabolism, including UCDs and MSUD. Studies indicate that MSUD affects an estimated 1 in 185,000 infants worldwide. Approximately 3,000 patients suffer from MSUD worldwide, of whom approximately 1,000 are located in the U.S. ACER-001 is a proprietary powder formulation of NaPB. The formulation is designed to be both taste-masked and immediate release. We believe that if ACER-001 is approved, its taste-masked properties will make it an alternative to existing NaPB-based treatments, as the unpleasant taste associated with NaPB is cited as a major impediment to patient compliance with those treatments.2 In February 2020, we reported the completion and final data from our clinical trial evaluating the bioavailability and bioequivalence of ACER-001 to BUPHENYL® (sodium phenylbutyrate) both under fasted conditions. This data showed ACER-001 to have similar pharmacokinetic (PK) profiles for both phenylbutyrate (PBA) and phenylacetate (PAA) compared to BUPHENYL® under fasted conditions. In February 2021, we announced top line results from our bioequivalence trial in which ACER-001 showed similar relative bioavailability to BUPHENYL® under fed conditions.

We are targeting a pre-NDA meeting with FDA in the second quarter of 2021, assuming successful and timely completion of the ongoing development activities. We intend to submit an ACER-001 NDA for treatment of patients with UCDs in mid-2021, provided no additional data is requested by the FDA during our pre-NDA meeting and ongoing development activities are successfully completed (including evaluation of long-term product stability data). In addition, we anticipate initiation of clinical studies evaluating ACER-001 in MSUD in late 2021, subject to additional capital.

EDSIVO™ (celiprolol)

Ehlers-Danlos syndrome (EDS) is a group of inherited disorders of connective tissues. vEDS is the most severe subtype where patients suffer from life threatening arterial dissections and spontaneous vascular ruptures, as well as intestinal and uterine ruptures. The median age of death in the U.S. is 51 years.3 An Acer-commissioned patient-finder study phenotypically identified 4,169 vEDS patients in the U.S. from an analysis of a commercially available patient claims database with data of approximately 190 million unique patient lives. Based on that information, we estimate the prevalence of phenotypically-defined vEDS in the U.S. could be greater than 1 in 45,000. Currently, there are no FDA-approved therapies for vEDS.

We are advancing EDSIVO™, a new chemical entity (NCE), for the treatment of COL3A1-positive vEDS based on published results from a randomized controlled clinical trial of celiprolol (BBEST).4 EDSIVO™ received FDA Orphan Drug Designation for the treatment of vEDS in 2015. In addition, long-term data has been published from separate French5 and Swedish6 vEDS patient registries.

The FDA granted a priority review of the EDSIVO™ NDA and subsequently issued a Complete Response Letter (CRL) in June 2019. The CRL stated that it will be necessary to conduct an adequate and well-controlled trial to determine whether celiprolol reduces the risk of clinical events in patients with vEDS. In March 2020, we received a response to our Formal Dispute Resolution Request from the Office of New Drugs of the FDA stating that it had denied our appeal of the CRL in relation to the NDA for EDSIVO™. In its Appeal Denied letter, the Office of New Drugs described possible paths forward for us to explore that could provide the substantial evidence of effectiveness needed to support a potential resubmission of the EDSIVO™ NDA for the treatment of patients with vEDS with a confirmed COL3A1 mutation. The Office of New Drugs referred to the FDA Guidance document issued in December 20197, where substantial evidence of effectiveness can be provided by two or more adequate and well-controlled studies demonstrating efficacy, or a single positive adequate and well-

controlled study plus confirmatory evidence. In February 2021, we submitted a meeting request to the FDA to discuss our proposed plan to provide sufficient confirmatory evidence. If successful, we believe that data provided under our proposal could potentially satisfy the additional confirmatory evidence needed to support a resubmission of our NDA, assuming the additional data analysis is positive. There can be no assurance that the FDA will accept our plan or, if accepted, that the resulting data would be adequate to support resubmission, filing or approval of our NDA. We may also conclude at any point that the cost, risk and uncertainty of obtaining that additional data does not justify continuing with the development of EDSIVO™.

ACER-801 (osanetant)

Hot flashes, flushing, and night sweats are known as Vasomotor symptoms (VMS), and most often occur in women who are entering or in menopause. VMS are causally related to decreasing estradiol concentrations, mainly in the serum and subsequently also in the temperature regulating center located in the hypothalamus. The lack of estrogen alters neurotransmitter activity, especially in the serotonergic and noradrenergic pathways.

Vasomotor symptoms that are induced by either chemical or surgical intervention are referred to as induced Vasomotor Symptoms (iVMS). For example, patients receiving tamoxifen treatment for breast cancer, men receiving leuprolide treatment for prostate cancer, and women who are BRCA-positive who elect to have a PBSO8,9 may exhibit severe iVMS.

Osanetant is a clinical-stage, selective, non-peptide tachykinin NK3 receptor antagonist. NK3R is the main receptor for neurokinin B (NKB), a tachykinin peptide primarily found in the arcuate nucleus (ARC) of the hypothalamus. In December 2018, we entered into an exclusive license agreement with Sanofi to acquire worldwide rights to osanetant. We believe that several disorders involving the hypothalamus-pituitary-gonadal axis could benefit from treatment with an NK3R antagonist. Osanetant, if approved for marketing by the FDA, would qualify as an NCE in the U.S., and as such, would be eligible for five years of market exclusivity following potential FDA approval. Additional exclusivity would depend on the indications selected and the development pathway that is chosen.

We anticipate submitting an IND for osanetant with the FDA in the third quarter of 2021. We plan to explore treatment with osanetant in a Phase 2 clinical trial in BRCA-positive patients who have undergone a PBSO that would evaluate the efficacy and safety of the drug at various doses. Initiation of this trial, planned for the fourth quarter of 2021, is subject to successful IND submission and FDA clearance, and our ability to raise sufficient capital.

ACER-2820 (emetine)

In May 2020, we announced that we had entered into a research collaboration agreement with the National Center for Advancing Translational Sciences, or NCATS, one of the National Institutes of Health, or NIH, to develop emetine hydrochloride as a potential treatment of SARS-CoV-2 infection, a virus that causes COVID-19. Emetine is an active pharmaceutical ingredient of syrup of ipecac, given orally to induce emesis, and has also been formulated as an injectable to treat thousands of individuals with amebiasis. Several independent emetine in vitro studies have demonstrated nanomolar potency against both DNA and RNA-replicating viruses, including Zika virus, Ebola virus10, Rabies Lyssavirus, human cytomegalovirus, human immunodeficiency virus 1, influenza A virus, Rift Valley fever virus, echovirus 1, human metapneumovirus, and herpes simplex virus type 211. Clinically, emetine has been used to treat approximately 700 patients (including pediatrics) with viral hepatitis12 and varicella-zoster virus13. Additionally, emetine is a potent inhibitor of multiple genetically-distinct coronaviruses and demonstrated in vitro the strongest anti-coronavirus activity in one study that screened and identified approved compounds with broad-spectrum efficacy against the replication of four coronaviruses14 and specifically against SARS-CoV-2.15

Further advancement of the emetine program in COVID-19 and other infectious diseases is dependent on our ability to raise non-dilutive capital. Initiation of a proposed Phase 2/3 COVID-19 clinical trial is also subject to successful IND submission and FDA clearance. Emetine is an investigational drug in the U.S. and is not currently FDA approved for any indication.

Citations

1.

Batshaw ML, Tuchman M, Summar M, Seminara J; Members of the Urea Cycle Disorders Consortium. A longitudinal study of urea cycle disorders. Mol Genet Metab. 2014 Sep-Oct;113(1-2):127-30. doi: 10.1016/j.ymgme.2014.08.001. Epub 2014 Aug 10. Review.

2.	Shchelochkov et al. Molecular Genetics & Metabolism Reports 8 (2016) 43-47.

3.	Pepin, et al. Survival is affected by mutation type and molecular mechanism in vascular Ehlers–Danlos syndrome (EDS type IV). Genet Med. 2014 Dec;16(12):881-8.

4.	Ong KT, et al. Effect of celiprolol on prevention of cardiovascular events in vascular Ehlers-Danlos syndrome: a prospective randomised, open, blinded-endpoints trial. Lancet. 2010;376(9751):1476-1484

5.	Frank M, et al. Vascular Ehlers-Danlos Syndrome: Long-Term Observational Study. J Am Coll Cardiol. 2019 Apr, 73 (15) 1948–1957

6.	Björck M, et al. Celiprolol Treatment in Patients with Vascular Ehlers-Danlos Syndrome. European Journal of Vascular and Endovascular Surgery. November 20, 2020.

7.	FDA guidance “Demonstrating Substantial Evidence of Effectiveness for Human Drug and Biological Products,” December 2019.

8.

Kotsopoulos J, Huzarski T, Gronwald J, Moller P, Lynch HT, Neuhausen SL, et al. Hormone replacement therapy after menopause and risk of breast cancer in BRCA1 mutation carriers: a case-control study. Breast Cancer Research and Treatment 2016;155(2):365–73.

9.	Guidozzi F. Hormone therapy after prophylactic risk-reducing bilateral salpingo-oophorectomy in women who have BRCA gene mutation. Climacteric 2016;19(5): 419–22.
10.

Yang S, et al. Emetine inhibits Zika and Ebola virus infections through two molecular mechanisms: inhibiting viral replication and decreasing viral entry. Cell Discov (2018) 4:31. doi:10.1038/s41421-018-0034-1

11.	Andersen, P.I., et al. Novel Antiviral Activities of Obatoclax, Emetine, Niclosamide, Brequinar, and Homoharringtonine. Viruses 2019, 11, 964

12.	Del Puerto et al. Pren. méd. argent., 55: 818, 1968

13.	Annamalai et al. Emetine Hydrochloride in the Treatment of Herpes Zoster. 1968

14.	Shen L, et al. High-Throughput Screening and Identification of Potent Broad-Spectrum Inhibitors of Coronaviruses. J Virol. 2019 May 29; 93(12)

15.	Choy et al. Remdesivir, lopinavir, emetine, and homoharringtonine inhibit SARS-CoV-2 replication in vitro. Antiviral Res. 2020 Jun; 178: 104786

Risks Associated with Our Business

Our business is subject to numerous risks, as more fully described or incorporated by reference in the “Risk Factors” section immediately following this prospectus summary. You should read these risks before you invest in our common stock. We may be unable, for many reasons, including those that are beyond our control, to implement our business strategy. In particular, risks associated with our business include, among others:

•	Substantial doubt exists as to our ability to continue as a going concern.

•

We will require additional financing to complete development and seek to obtain marketing approval of our product candidates and, if approved, to commercialize our product candidates, and a failure to obtain this necessary capital when needed on acceptable terms, or at all, could force us to delay, limit, reduce or terminate our product development, other operations or commercialization efforts.

•

We may not be able to successfully negotiate and enter into a definitive agreement with Relief Therapeutics Holding AG, or Relief, for the potential collaboration and license of ACER-001 on the terms outlined in the option agreement, on other mutually acceptable terms, or at all. If we do not enter into a definitive agreement with Relief, we may not be able to repay the $4.0 million 12-month loan we received from Relief, which is secured by all of our assets.

•	Funding from our purchase agreement with Lincoln Park may be limited or be insufficient to fund our operations or implement our strategy.

•

Funding from our at-the-market, or ATM, facility with JonesTrading Institutional Services LLC and Roth Capital Partners, LLC may be limited or be insufficient to fund our operations or to implement our strategy.

•

We have a limited operating history and have incurred significant losses since our inception and anticipate that we will continue to incur losses for the foreseeable future and may never achieve or maintain profitability. The absence of any commercial sales and our limited operating history make it difficult to assess our future viability.

•	We currently have no source of product sales revenue and may never be profitable.

•

In light of the U.S. FDA’s Complete Response Letter regarding our NDA for EDSIVO™, we halted precommercial activities while we work toward our goal of approval for EDSIVO™. Neither resubmission nor approval of our NDA for EDSIVO™ is assured. We may decide at any time not to continue development of EDSIVO™.

•	We face risks related to health epidemics including but not limited to the COVID-19 pandemic which could adversely affect our business.

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The marketing approval processes of the FDA and comparable foreign authorities are lengthy, time-consuming and inherently unpredictable, and if we are ultimately unable to obtain marketing approval for our product candidates, our business will be substantially harmed.

•

If we are unable to obtain approval under Section 505(b)(2) of the FFDCA or if we are required to generate additional data related to safety or efficacy in order to seek approval under Section 505(b)(2), we may be unable to meet our anticipated development and commercialization timelines, and could decide not to pursue further development, depending on the expected time, cost, and risks associated with generating any such additional data.

•

Marketing approval may be substantially delayed or may not be obtained for one or all of our product candidates if regulatory authorities require additional or more studies to assess the safety and efficacy of our product candidates. We could decide not to pursue further development of one or all of our product candidates, depending on, among other things, the expected time, cost, and risks associated with generating any such additional data.

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Clinical drug development involves a lengthy and expensive process with an uncertain outcome. Clinical development of product candidates for rare diseases carries additional risks, such as recruiting patients in a very small patient population.

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Clinical failure can occur at any stage of clinical development. Because the results of earlier clinical trials are not necessarily predictive of future results, any product candidate we advance through clinical trials may not have favorable results in later clinical trials or receive marketing approval.

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As an organization, we have limited experience in designing and completing clinical trials and may be unable to do so efficiently or at all for our current product candidates or any product candidate we develop.

•

Our product candidates may cause undesirable adverse effects or have other properties that could delay or prevent their marketing approval, limit the commercial profile of an approved label, or result in significant negative consequences following marketing approval, if obtained.

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We may not be able to win government, academic institution or non-profit contracts or grants, which could affect the timing or continued development of one or more of our product candidates, and emetine in particular.

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Even if we obtain the required regulatory approvals in the U.S. and other territories, the commercial success of our product candidates will depend on, among other factors, market awareness and acceptance of our product candidates.

•	If we fail to enter into strategic relationships or collaborations, our business, financial condition, commercialization prospects and results of operations may be materially adversely affected.

•	We face substantial competition, which may result in others discovering, developing or commercializing products for our targeted indications before, or more successfully, than we do.

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We rely on third-party suppliers and other third parties for manufacture of our product candidates, and our dependence on these third parties may impair or delay the advancement of our research and development programs and the development of our product candidates.

•

We plan to rely on third parties to conduct clinical trials for our product candidates. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, it may cause delays in commencing and completing clinical trials of our product candidates or we may be unable to obtain marketing approval for or commercialize our product candidates.

•	Our proprietary rights may not adequately protect our technologies and product candidates.

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We are a party to license or similar agreements under which we license intellectual property, data and/or receive commercialization rights relating to ACER-001, EDSIVO™, osanetant and emetine. If we fail to comply with obligations in such agreements or otherwise experience disruptions to our business relationships with our licensors, we could lose license rights that are important to our business; any termination of such agreements would adversely affect our business.

•	Our share price is very volatile, may not reflect the underlying value of our net assets or business prospects, and you may not be able to resell your shares at a profit or at all.

•	We are a defendant in securities litigation, which may be costly and time-consuming to defend.

•	Future sales of our common stock could cause dilution, and the sale of such common stock, or the perception that such sales may occur, could cause the price of our stock to decline.

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We may issue debt and equity securities or securities convertible into equity securities, any of which may be senior to our common stock as to distributions and in liquidation, which could negatively affect the value of our common stock.

Our Corporate Information

We are a Delaware corporation. Our principal executive offices are located at One Gateway Center, 300 Washington Street, Suite 351, Newton, Massachusetts 02458, and our telephone number is (844) 902-6100. Our website address is www.acertx.com. The information found on our website, or that may be accessed by links on our website, is not part of this prospectus. We have included our website address solely as an inactive textual reference. Investors should not rely on any such information in deciding whether to purchase our common stock.

The Offering

On April 30, 2020, we entered into a purchase agreement with Lincoln Park, which we refer to in this prospectus as the Purchase Agreement, pursuant to which Lincoln Park agreed to purchase from us up to an aggregate of $15.0 million of our common stock (subject to certain limitations) from time to time over the term of the Purchase Agreement. Through the date of this prospectus, Lincoln Park has purchased an aggregate of approximately $2.9 million of our common stock under the Purchase Agreement. Also on April 30, 2020, we entered into a registration rights agreement with Lincoln Park, which we refer to in this prospectus as the Registration Rights Agreement, pursuant to which we have filed with the SEC the registration statement that includes this prospectus to register for resale under the Securities Act, the shares of common stock that may be issued to Lincoln Park under the Purchase Agreement. Pursuant to the terms of the Purchase Agreement, at the time we signed the Purchase Agreement and the Registration Rights Agreement, we issued 148,148 Commitment Shares to Lincoln Park as consideration for its commitment to purchase shares of our common stock under the Purchase Agreement.

We did not have the right to commence sales of our common stock to Lincoln Park under the Purchase Agreement until certain conditions set forth in the Purchase Agreement were satisfied, including that the SEC declared effective a registration statement covering the resale by Lincoln Park of the shares that have been or may be issued pursuant to the Purchase Agreement. These conditions were satisfied on June 8, 2020. Thereafter, from time to time, at our sole discretion, we may direct Lincoln Park to purchase shares of our common stock in amounts up to 50,000 shares on any single business day, which amounts may be increased to up to 100,000 shares, depending on the market price of our common stock at the time of sale and subject to a maximum commitment by Lincoln Park of $1.0 million per single purchase, which we refer to in this prospectus as “Regular Purchases.” In addition, at our discretion, Lincoln Park has committed to purchase other “accelerated amounts” and/or “additional accelerated amounts” under certain circumstances. We will control the timing and amount of any sales of our common stock to Lincoln Park under the Purchase Agreement. The purchase price of the shares that have been sold and may be sold to Lincoln Park in Regular Purchases under the Purchase Agreement was and will be based on the market price of our common stock preceding the time of sale as computed under the Purchase Agreement. The purchase price per share will be equitably adjusted for any reorganization, recapitalization, non-cash dividend, stock split, or other similar transaction occurring during the business days used to compute such price. We may at any time in our sole discretion terminate the Purchase Agreement without fee, penalty or cost upon one business day notice. There are no restrictions on future financings, rights of first refusal, participation rights, penalties or liquidated damages in the Purchase Agreement or Registration Rights Agreement, other than a prohibition on our entering into certain types of transactions that are defined in the Purchase Agreement as “Variable Rate Transactions.” Lincoln Park may not assign or transfer its rights and obligations under the Purchase Agreement.

As of March 3, 2021, there were 14,310,244 shares of our common stock outstanding, of which 12,115,172 shares were held by non-affiliates. The 14,310,244 shares of our common stock outstanding as of March 3, 2021 includes 1,248,148 shares previously issued and/or sold to Lincoln Park under the Purchase Agreement, of which 1,228,148 shares have been resold by Lincoln Park under the Prior Registration Statement. If all of the 4,038,000 shares offered by Lincoln Park under this prospectus were issued and outstanding (without taking into account the 19.99% stockholder approval limitation), such shares would represent approximately 22.0% of the total number of shares of our common stock outstanding and approximately 25.0% of the total number of outstanding shares held by non-affiliates, in each case as of the date hereof. The Purchase Agreement provides that we may sell up to $15.0 million of our common stock to Lincoln Park. Through the date of this prospectus, we have sold approximately $2.9 million of our common stock to Lincoln Park under the Purchase Agreement. Depending on the market prices of our common stock at the time we elect to issue and sell shares to Lincoln Park under the Purchase Agreement, we may need to sell more shares to Lincoln Park than are offered under this prospectus to receive aggregate gross proceeds equal to the $12.1 million balance of the $15.0 million total commitment of Lincoln Park under the Purchase Agreement, in which case we must first register for resale under the Securities

Act additional shares of our common stock, which could cause additional substantial dilution to our stockholders. The number of shares ultimately offered for resale by Lincoln Park is dependent upon the number of shares we sell to Lincoln Park under the Purchase Agreement.

Under applicable rules of the Nasdaq Capital Market, in no event may we issue or sell to Lincoln Park under the Purchase Agreement more than 19.99% of the shares of our common stock outstanding immediately prior to the execution of the Purchase Agreement (which is 2,020,205 shares based on 10,101,034 shares outstanding immediately prior to the execution of the Purchase Agreement), which limitation we refer to as the Exchange Cap, unless (i) we obtain stockholder approval to issue shares of common stock in excess of the Exchange Cap or (ii) the average price of all applicable sales of our common stock to Lincoln Park under the Purchase Agreement equals or exceeds $2.1668 per share (which represents the average closing price of our common stock for the five trading days ending on April 29, 2020, the trading day immediately preceding the date the Purchase Agreement was executed, plus an incremental amount), such that issuances and sales of our common stock to Lincoln Park under the Purchase Agreement would be exempt from the Exchange Cap limitation under applicable Nasdaq rules. In any event, the Purchase Agreement specifically provides that we may not issue or sell any shares of our common stock under the Purchase Agreement if such issuance or sale would breach any applicable Nasdaq rules. The average price per share of the sales we made to Lincoln Park under the Purchase Agreement through the date of this prospectus was in excess of $2.1668.

The Purchase Agreement also prohibits us from directing Lincoln Park to purchase any shares of common stock if those shares, when aggregated with all other shares of our common stock then beneficially owned by Lincoln Park and its affiliates, would result in Lincoln Park and its affiliates having beneficial ownership, at any single point in time, of more than 9.99% of the then total outstanding shares of our common stock, as calculated pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and Rule 13d-3 thereunder, which limitation we refer to as the Beneficial Ownership Cap.

There are substantial risks to our stockholders as a result of the sale and issuance of common stock to Lincoln Park under the Purchase Agreement. These risks include substantial dilution, significant declines in our stock price and our inability to draw sufficient funds when needed. See “Risk Factors.” The sale of our common stock to Lincoln Park under the Purchase Agreement will not affect the rights or privileges of our other stockholders, except that the economic and voting interests of our existing stockholders will be diluted as a result of any such sale. Although the number of shares of common stock that our other stockholders own will not decrease, the shares owned by our other stockholders will represent a smaller percentage of our total outstanding shares after any such sale to Lincoln Park.

Securities Offered

Common stock to be offered by the selling stockholder	Up to 4,038,000 shares of common stock, consisting of (i) 3,426,000 shares of that are newly registered hereunder and may be issued to Lincoln Park as purchase shares under the Purchase Agreement following the effectiveness of the Registration Statement of which this prospectus is a part, (ii) 20,000 shares that were issued to Lincoln Park under the Purchase Agreement and registered under the Prior Registration statement that have not been resold by Lincoln Park, (iii) 592,000 shares that may be issued to Lincoln Park as purchase shares under the Purchase Agreement and were previously registered under the Prior Registration Statement.

Common stock outstanding prior to this offering	14,310,244 shares
Common stock to be outstanding after this offering	18,328,244 shares, assuming the sale of a total of 4,038,000 shares of our common stock to Lincoln Park. The actual number of shares outstanding after this offering will vary depending upon the actual number of shares we sell to Lincoln Park under the Purchase Agreement after the date of this prospectus.

Use of proceeds

We will receive no proceeds from the sale of shares of common stock by Lincoln Park in this offering. We may receive up to approximately $12.1 million in aggregate gross proceeds from sales we make to Lincoln Park under the Purchase Agreement on or after the date of this prospectus.

Any proceeds that we receive from sales to Lincoln Park under the Purchase Agreement will be used for working capital and general corporate purposes. See “Use of Proceeds.”

Risk factors	This investment involves a high degree of risk. See “Risk Factors” for a discussion of factors you should consider carefully before making an investment decision.

Nasdaq Capital Market Symbol	“ACER”

Unless otherwise noted, the number of shares of common stock to be outstanding immediately after this offering is based on 13,233,137 shares outstanding as of December 31, 2020 and excludes:

•	1,240,354 shares of common stock issuable upon exercise of outstanding stock options as of December 31, 2020 at a weighted-average exercise price of $11.16; and

•	642,074 shares of common stock reserved for future issuance under our 2018 Stock Incentive Plan as of December 31, 2020.

In addition, the following transactions are excluded from the shares of common stock outstanding as of December 31, 2020:

•	877,107 additional shares of common stock sold under our ATM facility at an average gross sale price of $3.17 per share subsequent to December 31, 2020 and through the date of this prospectus;

•

200,000 additional shares of common stock sold pursuant to our Purchase Agreement with Lincoln Park at a weighted average price of $2.47 per share subsequent to December 31, 2020 and through the date of this prospectus;

•

529,325 additional shares of common stock which became available for future issuance pursuant to the evergreen provision under our 2018 Stock Incentive Plan as of January 1, 2021; plus any future increases in the number of shares of common stock reserved for issuance pursuant to evergreen provisions; and

•	any additional shares that we may issue to Lincoln Park pursuant to the $15.0 million Purchase Agreement dated April 30, 2020, should we elect to sell shares to Lincoln Park.

To the extent that additional shares are issued pursuant to the foregoing, investors purchasing our common stock in this offering will experience further dilution. In addition, we may offer other securities in other offerings due to market conditions or strategic considerations. To the extent we issue such securities, investors may experience further dilution.

RISK FACTORS

Investing in our securities involves a high degree of risk. Before making an investment decision with respect to our securities, we urge you to carefully consider the risks described in the “Risk Factors” sections of our most recent Quarterly Report on Form 10-Q and Annual Report on Form 10-K filed with the SEC and incorporated by reference into this prospectus. In addition, the following risk factors present material risks and uncertainties associated with this offering. The risks and uncertainties incorporated by reference into this prospectus or described below are not the only ones we face. Additional risks and uncertainties not presently known or which we consider immaterial as of the date hereof may also have an adverse effect on our business. If any of the matters discussed in the following risk factors were to occur, our business, financial condition, results of operations, cash flows or prospects could be materially adversely affected, the market price of our securities could decline and you could lose all or part of your investment in our securities.

Risks Related to the Offering

Substantial doubt exists as to our ability to continue as a going concern.

As of December 31, 2020, we had an accumulated deficit of $99.1 million, cash and cash equivalents of $5.8 million, and current liabilities of $6.1 million. Based on available resources, we believe that our cash and cash equivalents currently on hand, combined with the $8.2 million in proceeds raised subsequent to December 31, 2020 from the sale of common stock and entering into the Relief transaction, are sufficient to fund our currently anticipated operating and capital requirements into the third quarter of 2021. (For a description of funds raised subsequent to December 31, 2020, see Note 11 to our financial statements and the Liquidity and Capital Resources section of Management’s Discussion and Analysis of Financial Condition and Results of Operations included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2020 incorporated into this prospectus.) Thus, our current capital resources are not sufficient to fund our planned operations for the next 12 months from the date of the financial statements included or incorporated by reference in this prospectus. Moreover, we have not established a source of revenue and we expect to continue to incur losses for the foreseeable future as we continue our development of, and seek marketing approvals for, our product candidates. These factors individually and collectively raise substantial doubt about our ability to continue as a going concern and therefore it may be more difficult for us to attract investors. Unless we are able to raise additional capital to finance our operations, our long-term business plan may not be accomplished, and we may be forced to cease, reduce, or delay operations.

The sale of our common stock to Lincoln Park may cause dilution to our other stockholders and the subsequent sale of the shares of common stock acquired by Lincoln Park, or the perception that such sales may occur, could cause the price of our common stock to fall.

Lincoln Park has committed to purchase up to $15.0 million of our common stock under the Purchase Agreement. Through the date of this prospectus, we have sold approximately $2.9 million of our common stock to Lincoln Park under the Purchase Agreement, leaving approximately $12.1 million balance of the $15.0 million total commitment of Lincoln Park under the Purchase Agreement. The purchase price for the shares that we may sell to Lincoln Park under the Purchase Agreement remains subject to the pricing formula in the Purchase Agreement and will fluctuate based on the price of our common stock. Depending on market liquidity at the time, any future sales of such shares may cause the trading price of our common stock to fall.

We generally have the right to control the timing and amount of any sales of our shares to Lincoln Park under the Purchase Agreement. Additional sales of our common stock, if any, to Lincoln Park under the Purchase Agreement will depend upon market conditions and other factors to be determined by us. We may ultimately decide to sell to Lincoln Park all or only some of the shares of our common stock that may be available for us to sell pursuant to the Purchase Agreement. If and when we do sell additional shares to Lincoln Park, after Lincoln Park has acquired the shares, Lincoln Park may resell all, some or none of those shares at any time or from time to time in its discretion. Therefore, additional sales to Lincoln Park by us could result in substantial dilution to the interests of other holders of our common stock. Additionally, the sale of a substantial number of shares of our common stock to Lincoln Park, or the anticipation of such sales, could make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect sales.

We may not have access to the full amount available under the Purchase Agreement with Lincoln Park.

Pursuant to the Purchase Agreement with Lincoln Park, Lincoln Park has committed to purchase up to $15.0 million of our common stock. Through the date of this prospectus, we have sold approximately $2.9 million of our common stock to Lincoln Park under the Purchase Agreement, leaving approximately $12.1 million balance of the $15.0 million total commitment of Lincoln Park under the Purchase Agreement. The number of shares we may sell to Lincoln Park on any single business day in a Regular Purchase is 50,000, but that amount may be increased to up to 100,000 shares of our common stock, depending on the market price of our common stock at the time of sale and subject to a maximum limit of $1.0 million per Regular Purchase. Depending on the prevailing market price of our common stock, we may not be able to sell shares to Lincoln Park for the maximum $15.0 million over the term of the Purchase Agreement, or we may need to sell to Lincoln Park under the Purchase Agreement more shares of our common stock than are offered under this prospectus to receive aggregate gross proceeds equal to the $15.0 million total commitment of Lincoln Park under the Purchase Agreement. If we choose to do so, we must first register for resale under the Securities Act such additional shares. In addition, under the rules of the Nasdaq Capital Market, in no event may we issue more than 19.99% of our shares outstanding under the Purchase Agreement unless we obtain stockholder approval or an exception is applicable pursuant to the rules of the Nasdaq Capital Market to issue more than 19.99%. This limitation will not apply in certain limited circumstances as set out in the Purchase Agreement. We are not required or permitted to issue any shares of common stock under the Purchase Agreement if such issuance would breach our obligations under the rules or regulations of the Nasdaq Capital Market. In addition, Lincoln Park will not be required to purchase any shares of our common stock if such sale would result in Lincoln Park’s beneficial ownership exceeding 9.99% of the then outstanding shares of our common stock. Our inability to access a portion or the full amount available under the Purchase Agreement, in the absence of any other financing sources, could have a material adverse effect on our business.

The extent to which we rely on Lincoln Park as a source of funding will depend on a number of factors including, the prevailing market price of our common stock and the extent to which we are able to secure working capital from other sources. If obtaining sufficient funding from Lincoln Park were to prove unavailable or prohibitively dilutive, we will need to secure another source of funding in order to satisfy our working capital needs. Even if we were to receive all $15.0 million in gross proceeds under the Purchase Agreement with Lincoln Park, we may still need additional capital to fully implement our business, operating and development plans. Should the financing we require to sustain our working capital needs be unavailable or prohibitively expensive when we require it, the consequences could be a material adverse effect on our business, operating results, financial condition and prospects.

Our share price is very volatile, may not reflect the underlying value of our net assets or business prospects, and you may not be able to resell your shares at a profit or at all.

The market price of our common stock could be subject to significant fluctuations. The market prices for securities of pharmaceutical and biotechnology companies, and early-stage drug discovery and development companies like ours in particular, have historically been highly volatile and may continue to be highly volatile in the future. The following factors, in addition to other risk factors described in this section, may have a significant impact on the market price of our common stock:

•	announcements of significant changes in our business or operations;

•	the development status of any of our drug candidates, including clinical study results and determinations by regulatory authorities with respect thereto, including but not limited to any continued

development of EDSIVOTM that we may or may not decide to pursue in light of the FDA’s March 2020 denial of our appeal of the June 2019 Complete Response Letter and our ongoing dialogue with the FDA;

•	the initiation, termination or reduction in the scope of any collaboration arrangements or any disputes or developments regarding such collaborations;

•	market conditions;

•	the impact of short selling or the impact of a potential “short squeeze” resulting from a sudden increase in demand for our stock;

•	our capital and our inability to obtain additional funding;

•	announcements of technological innovations, new commercial products, or other material events by our competitors or by us;

•	disputes or other developments concerning our proprietary rights;

•	changes in, or failure to meet, securities analysts’ or investors’ expectations of our financial performance;

•	additions or departures of key personnel;

•	discussions of our business, products, financial performance, prospects or stock price by the financial and scientific press and online investor communities;

•	public concern as to, and legislative action with respect to, the pricing and availability of prescription drugs or the safety of drugs and drug delivery techniques;

•	regulatory developments in the U.S. and in foreign countries;

•	dilutive effects of sales of shares of common stock by us or our stockholders, and sales of common stock acquired upon exercise or conversion by the holders of options; or

•

our ability to sell shares of common stock to Lincoln Park pursuant to the terms of the Purchase Agreement and our ability to register and maintain the registration of the shares issued and issuable thereunder.

Broad market and industry factors, as well as economic and political factors, also may materially adversely affect the market price of our common stock. As noted, the short-, medium-, and long-term impacts of the COVID-19 pandemic on the U.S. and global economies generally, and on our business specifically, are difficult to predict.

We will require additional financing to complete development and seek to obtain marketing approval of our product candidates and, if approved, to commercialize our product candidates, and a failure to obtain this necessary capital when needed on acceptable terms, or at all, could force us to delay, limit, reduce or terminate our product development, other operations or commercialization efforts.

Since our inception, substantially all of our resources have been dedicated to the clinical development of our product candidates. As of December 31, 2020, we had an accumulated deficit of $99.1 million, cash and cash equivalents of $5.8 million and current liabilities of $6.1 million. As discussed above, we believe that our cash and cash equivalents currently on hand, combined with the funds raised subsequent to December 31, 2020 via the ATM and equity line, are sufficient to fund our anticipated operating and capital requirements into the third quarter of 2021. Thus, our current capital resources are not sufficient to fund our planned operations for the next 12 months from the date of the financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2020.

We will need to raise additional capital in order to finance the completion of clinical development and regulatory preparedness of our product candidates, preparations for a commercial launch of our product candidates, if approved, and development of any other current or future product candidates we may choose to further develop. These expenditures will include costs associated with research and development, conducting preclinical studies and clinical trials, obtaining marketing approvals, and manufacturing and supply as well as marketing and selling any products approved for sale. In addition, other unanticipated costs may arise. Because the outcome of any drug development process is highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of our current product candidates, if approved, or future product candidates, if any.

Our operating plan may change as a result of factors currently unknown to us, and we may need to seek substantial additional funds sooner than planned, through public or private equity or debt financings or other sources, such as non-dilutive funding or strategic collaborations. Such financing may result in dilution to stockholders, imposition of debt covenants and repayment obligations, or other restrictions that may adversely affect our business. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans.

Our future capital requirements depend on many factors, including:

•

whether or not we are able to successfully negotiate and enter into a definitive agreement with Relief for the potential collaboration and license of ACER-001, which will impact our requirement to repay in cash the $4.0 million 12-month secured loan from Relief;

•	the scope, progress, results, and costs of researching and developing our current product candidates, and future product candidates, if any, including conducting preclinical and clinical trials;

•	the cost of seeking regulatory and marketing approvals and reimbursement for our product candidates and future product candidates, if any;

•

the cost of commercialization activities if our current product candidates and future product candidates, if any, are approved for sale, including marketing, sales and distribution costs, and preparedness of our corporate infrastructure;

•	the cost of manufacturing current product candidates and future product candidates, if any, that we obtain approval for and successfully commercialize;

•	our ability to establish and maintain strategic collaborations, licensing or other arrangements and the financial terms of such agreements;

•	the number and characteristics of any additional product candidates we may develop or acquire;

•	any product liability or other lawsuits related to our product candidates or commenced against us;

•	the expenses needed to attract and retain skilled personnel;

•	the costs associated with being a public company;

•	the costs involved in preparing, filing, prosecuting, maintaining, defending, and enforcing our intellectual property rights, including litigation costs and the outcome of such litigation; and

•	the timing, receipt and amount of sales of, or royalties on, future approved product candidates, if any.

Additional funds may not be available when we need them, on terms that are acceptable to us, or at all. If adequate funds are not available to us on a timely basis, we may be required to:

•	delay, limit, reduce or terminate preclinical studies, clinical trials or other development activities for our current product candidates or future product candidates, if any;

•	delay, limit, reduce or terminate our research and development activities; or

•	delay, limit, reduce or terminate our establishment of sales and marketing capabilities or other activities that may be necessary to commercialize future approved product candidates, if any.

Future sales of our common stock could cause dilution, and the sale of such common stock, or the perception that such sales may occur, could cause the price of our stock to decline.

Sales of additional shares of our common stock, as well as securities convertible into or exercisable for common stock, could result in substantial dilution to our stockholders and cause the market price of our common stock to decline. An aggregate of 13,233,137 shares of common stock were outstanding as of December 31, 2020. As of such date, another 1,240,354 shares of common stock were issuable upon exercise of outstanding options. See the “Dilution” section in this prospectus for a description of shares of common stock we have sold and issued pursuant to our at-the-market facility and equity line program subsequent to December 31, 2020. All sales to Lincoln Park under the Purchase Agreement for the equity line program were effected subsequent to September 30, 2020. A substantial majority of the outstanding shares of our common stock, as well as a substantial majority of the shares of common stock issuable upon exercise of outstanding options, are freely tradable without restriction or further registration under the Securities Act of 1933.

We may sell additional shares of common stock, as well as securities convertible into or exercisable for common stock, in subsequent public or private offerings. We may also issue additional shares of common stock, as well as securities convertible into or exercisable for common stock, to finance future acquisitions. We will need to raise additional capital in order to initiate or complete additional development activities for all of our product candidates or to pursue additional disease indications for our product candidates, and this may require us to issue a substantial amount of securities (including common stock as well as securities convertible into or exercisable for common stock). There can be no assurance that our capital raising efforts will be able to attract the capital needed to execute on our business plan and sustain our operations. Moreover, we cannot predict the size of future issuances of our common stock, as well as securities convertible into or exercisable for common stock, or the effect, if any, that future issuances and sales of our securities will have on the market price of our common stock. Sales of substantial amounts of our common stock, as well as securities convertible into or exercisable for common stock, including shares issued in connection with an acquisition or securing funds to complete any clinical trial plans, or the perception that such sales could occur, may result in substantial dilution and may adversely affect prevailing market prices for our common stock.

On April 30, 2020, we entered into the Purchase Agreement with Lincoln Park, pursuant to which Lincoln Park has committed to purchase up to $15.0 million of our common stock. Upon the execution of the Purchase Agreement, we issued 148,148 commitment shares to Lincoln Park as consideration for its commitment to purchase shares of our common stock under the Purchase Agreement. Through the date of this prospectus, we have sold approximately $2.9 million of our common stock to Lincoln Park under the Purchase Agreement, leaving approximately $12.1 million balance of the $15.0 million total commitment of Lincoln Park under the Purchase Agreement. The remaining shares of our common stock that may be issued under the Purchase Agreement may be sold by us to Lincoln Park at our discretion from time to time over the term of the Purchase Agreement. The purchase price for the shares that we may sell to Lincoln Park under the purchase agreement will fluctuate based on the price of our common stock. Depending on market liquidity at the time, sales of such shares may cause the trading price of our common stock to fall.

We generally have the right to control the timing and amount of any sales of our shares to Lincoln Park under the Purchase Agreement. Additional sales of our common stock to Lincoln Park under the Purchase Agreement will depend upon market conditions and other factors to be determined by us. We may ultimately decide to sell to Lincoln Park all or only some of the shares of our common stock that may be available for us to sell pursuant to the Purchase Agreement. If and when we do sell shares to Lincoln Park, after Lincoln Park has acquired the shares, Lincoln Park may resell all, some or none of those shares at any time or from time to time in its discretion. Therefore, sales to Lincoln Park by us could result in substantial dilution to the interests of other holders of our common stock. Additionally, the sale of a substantial number of shares of our common stock to

Lincoln Park, or the anticipation of such sales, could make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect sales.

Our management will have broad discretion over the use of the net proceeds from our sale of shares of common stock to Lincoln Park, you may not agree with how we use the proceeds and the proceeds may not be invested successfully.

Our management will have broad discretion as to the use of the net proceeds from our sale of shares of common stock to Lincoln Park under the Purchase Agreement, and we could use them for purposes other than those contemplated at the time of commencement of this offering. Accordingly, you will be relying on the judgment of our management with regard to the use of those net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. It is possible that, pending their use, we may invest those net proceeds in a way that does not yield a favorable, or any, return for us. The failure of our management to use such funds effectively could have a material adverse effect on our business, financial condition, operating results and cash flows.

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated herein by reference contain forward-looking statements which are made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Statements other than statements of historical fact constitute “forward-looking statements.” The words “expects,” “believes,” “hopes,” “anticipates,” “estimates,” “may,” “could,” “intends,” “exploring,” “evaluating,” “progressing,” “proceeding” and similar expressions are intended to identify forward-looking statements.

These forward-looking statements do not constitute guarantees of future performance. Investors are cautioned that statements which are not strictly historical statements, including, without limitation, statements regarding current or future financial payments, costs, returns, royalties, performance and position, plans and objectives for future operations, plans and objectives for product development, plans and objectives for present and future clinical trials and results of such trials, plans and objectives for regulatory approval, litigation, intellectual property, product development, manufacturing plans and performance, management’s initiatives and strategies, and the development of our product candidates, including ACER-001, EDSIVO™ (celiprolol), ACER-801 (osanetant) and ACER-2820 (emetine), constitute forward-looking statements. Such forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. These risks and uncertainties include, but are not limited to, those risks discussed in the section entitled “Risk Factors” and in our SEC filings which are incorporated by reference, as well as, without limitation, risks associated with:

•	the strategies, prospects, plans, expectations and objectives of management for future operations, including the anticipated timing of regulatory submissions or actions;

•	public health crises, pandemics and epidemics, such as COVID-19, and their effects on our preclinical and planned clinical activities;

•	our ability to raise additional capital to continue our development programs;

•	market conditions;

•	the progress, scope or duration of the development of product candidates or programs;

•	the benefits that may be derived from product candidates or the commercial or market opportunity in any target indication;

•	our ability to protect our intellectual property rights;

•	our anticipated operations, financial position, costs or expenses;

•	statements regarding future economic conditions or performance;

•	statements concerning proposed new products, services or developments;

•	statements of belief and any statement of assumptions underlying any of the foregoing;

•

our ability to sell shares of common stock to Lincoln Park pursuant to the terms of the Purchase Agreement and our ability to register and maintain the registration of the shares issued and issuable thereunder; and

•	our anticipated use of the net proceeds from the potential sale of shares of our common stock to Lincoln Park.

These forward-looking statements speak only as of the date made. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. We assume no obligation or undertaking to update any forward-looking statements to reflect any changes in expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. You should, however, review additional disclosures we make in the reports we file with the SEC.

THE LINCOLN PARK TRANSACTION

General

On April 30, 2020, we entered into the Purchase Agreement and the Registration Rights Agreement with Lincoln Park. Pursuant to the terms of the Purchase Agreement, Lincoln Park agreed to purchase from us up to $15.0 million of our common stock (subject to certain limitations) from time to time during the term of the Purchase Agreement. Through the date of this prospectus, Lincoln Park has purchased an aggregate of approximately $2.9 million of our common stock under the Purchase Agreement. Pursuant to the terms of the Registration Rights Agreement, we have filed with the SEC the registration statement that includes this prospectus to register for resale under the Securities Act the shares that may be issued to Lincoln Park under the Purchase Agreement. Pursuant to the terms of the Purchase Agreement, we previously issued 148,148 Commitment Shares to Lincoln Park as consideration for its commitment to purchase shares of our common stock under the Purchase Agreement.

We did not have the right to commence any sales of our common stock to Lincoln Park under the Purchase Agreement until certain conditions set forth in the Purchase Agreement were satisfied, including that the SEC declared effective a registration statement covering the resale by Lincoln Park of the shares that have been or may be issued pursuant to the Purchase Agreement. These conditions were satisfied on June 8, 2020. Thereafter, from time to time, at our sole discretion, we may direct Lincoln Park to purchase shares of our common stock in amounts up to 50,000 shares on any single business day in a Regular Purchase, which maximum amount may be increased to up to 100,000 shares, depending on the market price of our common stock at the time of sale and subject to a maximum commitment by Lincoln Park of $1.0 million per single Regular Purchase. In addition, at our discretion, Lincoln Park has committed to purchase other “accelerated amounts” and/or “additional accelerated amounts” under certain circumstances. The purchase price per share of the shares that have been sold and may be sold in Regular Purchases was and will be based on the market price of our common stock immediately preceding the time of sale as computed under the Purchase Agreement. Lincoln Park may not assign or transfer its rights and obligations under the Purchase Agreement.

As of March 3, 2021, there were 14,310,244 shares of our common stock outstanding, of which 12,115,172 shares were held by non-affiliates. The 14,310,244 shares of our common stock outstanding as of March 3, 2021 includes 1,248,148 shares previously issued and/or sold to Lincoln Park under the Purchase Agreement, of which 1,228,148 shares have been resold by Lincoln Park under the Prior Registration Statement. If all of the 4,038,000 shares offered by Lincoln Park under this prospectus were issued and outstanding (without taking into account the 19.99% stockholder approval limitation), such shares would represent approximately 22.0% of the total number of shares of our common stock outstanding and approximately 25.0% of the total number of outstanding shares held by non-affiliates, in each case as of the date hereof. The Purchase Agreement provides that we may sell up to $15.0 million of our common stock to Lincoln Park. Through the date of this prospectus, we have sold approximately $2.9 million of our common stock to Lincoln Park under the Purchase Agreement. Depending on the market prices of our common stock at the time we elect to issue and sell shares to Lincoln Park under the Purchase Agreement, we may need to sell more shares to Lincoln Park than are offered under this prospectus to receive aggregate gross proceeds equal to the approximately $12.1 million balance of the $15.0 million total commitment of Lincoln Park under the Purchase Agreement, in which case we must first register for resale under the Securities Act additional shares of our common stock, which could cause additional substantial dilution to our stockholders. The number of shares ultimately offered for resale by Lincoln Park is dependent upon the number of shares we sell to Lincoln Park under the Purchase Agreement.

Under applicable rules of the Nasdaq Capital Market, in no event may we issue or sell to Lincoln Park under the Purchase Agreement shares of our common stock in excess of the Exchange Cap (which is 2,020,205 shares, or 19.99% of the 10,101,034 shares of our common stock outstanding immediately prior to the execution of the Purchase Agreement), unless (i) we obtain stockholder approval to issue shares of common stock in excess of the Exchange Cap or (ii) the average price of all applicable sales of our common stock to Lincoln Park under the

Purchase Agreement equals or exceeds $2.1668 (which represents the average closing price of our common stock for the five trading days ending on April 29, 2020, the trading day immediately preceding the date the Purchase Agreement was executed, plus an incremental amount), such that issuances and sales of our common stock to Lincoln Park under the Purchase Agreement would be exempt from the Exchange Cap limitation under applicable Nasdaq rules. In any event, the Purchase Agreement specifically provides that we may not issue or sell any shares of our common stock under the Purchase Agreement if such issuance or sale would breach any applicable Nasdaq rules. The average price per share of the sales we made to Lincoln Park under the Purchase Agreement through the date of this prospectus was in excess of $2.1668.

The Purchase Agreement also prohibits us from directing Lincoln Park to purchase any shares of common stock if those shares, when aggregated with all other shares of our common stock then beneficially owned by Lincoln Park and its affiliates, would result in Lincoln Park and its affiliates having beneficial ownership, at any single point in time, of more than 9.99% of the then total outstanding shares of our common stock, as calculated pursuant to Section 13(d) of the Exchange Act, and Rule 13d-3 thereunder, which limitation we refer to as the Beneficial Ownership Cap.

Purchase of Shares Under the Purchase Agreement

Under the Purchase Agreement, we may from time to time, at our discretion, direct Lincoln Park to purchase on any single business day up to 50,000 shares of our common stock in a Regular Purchase, provided, however, that (i) the Regular Purchase may be increased to up to 75,000 shares, provided that the closing sale price of our common stock is not below $1.50 per share on the applicable purchase date (subject to adjustment for any reorganization, recapitalization, non-cash dividend, stock split, reverse stock split or other similar transaction as provided in the Purchase Agreement), and (ii) the Regular Purchase may be increased to up to 100,000 shares, provided that the closing sale price of our common stock is not below $2.00 per share on the applicable purchase date (subject to adjustment for any reorganization, recapitalization, non-cash dividend, stock split, reverse stock split or other similar transaction as provided in the Purchase Agreement) (such share amount limitations, the “Regular Purchase Share Limit”). In each case, Lincoln Park’s maximum commitment in any single Regular Purchase may not exceed $1.0 million. The Regular Purchase Share Limit is subject to proportionate adjustment in the event of a reorganization, recapitalization, non-cash dividend, stock split or other similar transaction; provided, that if after giving effect to such full proportionate adjustment, the adjusted Regular Purchase Share Limit would preclude us from requiring Lincoln Park to purchase common stock at an aggregate purchase price equal to or greater than $100,000 in any single Regular Purchase, then the Regular Purchase Share Limit will not be fully adjusted, but rather the Regular Purchase Share Limit for such Regular Purchase shall be adjusted as specified in the Purchase Agreement, such that, after giving effect to such adjustment, the Regular Purchase Share Limit will be equal to (or as close as can be derived from such adjustment without exceeding) $100,000.

The purchase price per share for each such Regular Purchase will be equal to the lower of:

•	the lowest sale price for our common stock on the purchase date of such shares; or

•

the arithmetic average of the three lowest closing sale prices for our common stock during the 10 consecutive business days ending on the business day immediately preceding the purchase date of such shares.

In addition to Regular Purchases described above, we may also direct Lincoln Park, on any business day on which we have properly submitted a Regular Purchase notice directing Lincoln Park to purchase the maximum number of shares of our common stock that we are then permitted to include in a single Regular Purchase notice and the closing sale price of our common stock on such business day is not below $0.50 per share (subject to adjustment for any reorganization, recapitalization, non-cash dividend, stock split, reverse stock split or other similar transaction as provided in the Purchase Agreement), to purchase an additional amount of our common stock, which we refer to as an Accelerated Purchase, not to exceed the lesser of:

•	30% of the aggregate shares of our common stock traded during all or, if certain trading volume or market price thresholds specified in the Purchase Agreement are crossed on the applicable Accelerated

Purchase date, which is defined as the next business day following the purchase date for the corresponding Regular Purchase, the portion of the normal trading hours on the applicable Accelerated Purchase date prior to such time that any one of such thresholds is crossed, which period of time on the applicable Accelerated Purchase date we refer to as the Accelerated Purchase Measurement Period; and

•	3 times the number of purchase shares purchased pursuant to the corresponding Regular Purchase.

The purchase price per share for each such Accelerated Purchase will be equal to the lower of:

•	97% of the volume weighted average price of our common stock during the applicable Accelerated Purchase Measurement Period on the applicable Accelerated Purchase date; and

•	the closing sale price of our common stock on the applicable Accelerated Purchase date.

We may also direct Lincoln Park, not later than 1:00 p.m., Eastern time, on a business day on which an Accelerated Purchase has been completed and all of the shares to be purchased thereunder (and under the corresponding Regular Purchase) have been properly delivered to Lincoln Park in accordance with the Purchase Agreement prior to such time on such business day, and provided that the closing price of our common stock on the business day immediately preceding such business day is not less than $0.50 per share (subject to adjustment for any reorganization, recapitalization, non-cash dividend, stock split, reverse stock split or other similar transaction as provided in the Purchase Agreement), to purchase an additional amount of our common stock, which we refer to as an Additional Accelerated Purchase, of up to the lesser of:

•

30% of the aggregate shares of our common stock traded during a certain portion of the normal trading hours on such Accelerated Purchase date as determined in accordance with the Purchase Agreement, which period of time we refer to as the Additional Accelerated Purchase Measurement Period; and

•

3 times the number of purchase shares purchased pursuant to the Regular Purchase corresponding to the Accelerated Purchase that was completed on such Accelerated Purchase date on which an Additional Accelerated Purchase notice was properly received.

We may, in our sole discretion, submit multiple Additional Accelerated Purchase notices to Lincoln Park prior to 1:00 p.m., Eastern time, on a single Accelerated Purchase date, provided that all prior Accelerated Purchases and Additional Accelerated Purchases (including those that have occurred earlier on the same day) have been completed and all of the shares to be purchased thereunder (and under the corresponding Regular Purchase) have been properly delivered to Lincoln Park in accordance with the Purchase Agreement.

The purchase price per share for each such Additional Accelerated Purchase will be equal to the lower of:

•	97% of the volume weighted average price of our common stock during the applicable Additional Accelerated Purchase Measurement Period on the applicable Additional Accelerated Purchase date; and

•	the closing sale price of our common stock on the applicable Additional Accelerated Purchase date.

In the case of Regular Purchases, Accelerated Purchases and Additional Accelerated Purchases, the purchase price per share will be equitably adjusted for any reorganization, recapitalization, non-cash dividend, stock split, reverse stock split or other similar transaction occurring during the business days used to compute the purchase price.

Other than as described above, there are no trading volume requirements or restrictions under the Purchase Agreement, and we will control the timing and amount of any sales of our common stock to Lincoln Park.

Minimum Share Price

Under the Purchase Agreement, we and Lincoln Park may not effect any sales of shares of our common stock under the Purchase Agreement on any purchase date that the closing sale price of our common stock is less than the floor price of $0.25 per share of common stock, subject to adjustment as provided in the Purchase Agreement.

Events of Default

Events of default under the Purchase Agreement include the following:

•

the effectiveness of the registration statement of which this prospectus forms a part lapses for any reason (including, without limitation, the issuance of a stop order), or any required prospectus supplement and accompanying prospectus are unavailable for the resale by Lincoln Park of our common stock offered hereby, and such lapse or unavailability continues for a period of 10 consecutive business days or for more than an aggregate of 30 business days in any 365-day period;

•	suspension by our principal market of our common stock from trading for a period of one business day;

•

the de-listing of our common stock from the Nasdaq Capital Market, our principal market, provided our common stock is not immediately thereafter trading on the New York Stock Exchange, the Nasdaq Global Market, the Nasdaq Global Select Market, the NYSE American, NYSE Arca, or OTC Markets (or nationally recognized successor thereto);

•	if at any time the Exchange Cap is reached unless and until stockholder approval is obtained, to the extent applicable;

•	the failure of our transfer agent to issue to Lincoln Park shares of our common stock within three business days after the applicable date on which Lincoln Park is entitled to receive such shares;

•

any breach of the representations or warranties or covenants contained in the Purchase Agreement or Registration Rights Agreement that has or would reasonably be expected to have a material adverse effect on us and, in the case of a breach of a covenant that is reasonably curable, that is not cured within five business days;

•	any voluntary or involuntary participation or threatened participation in insolvency or bankruptcy proceedings by or against us; or

•	if at any time we are not eligible to transfer our common stock electronically.

Lincoln Park does not have the right to terminate the Purchase Agreement upon any of the events of default set forth above, although the Purchase Agreement would automatically terminate in the event of any voluntary or involuntary participation or threatened participation in insolvency or bankruptcy proceedings by or against us. During an event of default, all of which are outside of Lincoln Park’s control, we may not direct Lincoln Park to purchase any shares of our common stock under the Purchase Agreement.

Our Termination Rights

We have the unconditional right, at any time, for any reason and without any payment or liability to us, to give notice to Lincoln Park to terminate the Purchase Agreement.

No Short-Selling or Hedging by Lincoln Park

Lincoln Park has agreed that neither it nor any of its affiliates shall engage in any direct or indirect short-selling or hedging of our common stock during any time prior to the termination of the Purchase Agreement.

Prohibitions on Variable Rate Transactions

There are no restrictions on future financings, rights of first refusal, participation rights, penalties or liquidated damages in the Purchase Agreement or Registration Rights Agreement other than a prohibition on entering into a “Variable Rate Transaction,” as defined in the Purchase Agreement.

Effect of Performance of the Purchase Agreement on Our Stockholders

All shares registered in this offering that have been or may be issued or sold by us to Lincoln Park under the Purchase Agreement are expected to be freely tradable. It is anticipated that shares registered in this offering will be sold over a 36-month period which commenced on June 8, 2020. The sale by Lincoln Park of a significant number of shares registered in this offering at any given time could cause the market price of our common stock to decline and to be highly volatile. Additional sales of our common stock to Lincoln Park, if any, will depend upon market conditions and other factors to be determined by us. We may ultimately decide to sell to Lincoln Park all or only some of the additional shares of our common stock that may be available for us to sell pursuant to the Purchase Agreement. If and when we do sell any additional shares to Lincoln Park, after Lincoln Park has acquired the shares, Lincoln Park may resell all, some or none of those shares at any time or from time to time in its discretion. Therefore, additional sales to Lincoln Park by us under the Purchase Agreement may result in substantial dilution to the interests of other holders of our common stock. In addition, if we sell a substantial number of shares to Lincoln Park under the Purchase Agreement, or if investors expect that we will do so, the actual sales of shares or the mere existence of our arrangement with Lincoln Park may make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect such sales. However, we have the right to control the timing and amount of any additional sales of our shares to Lincoln Park and the Purchase Agreement may be terminated by us at any time at our discretion without any cost to us.

Pursuant to the terms of the Purchase Agreement, we have the right, but not the obligation, to direct Lincoln Park to purchase up to $15.0 million of our common stock (exclusive of the 148,148 Commitment Shares issued to Lincoln Park on the date of the Purchase Agreement). Depending on the price per share at which we sell our common stock to Lincoln Park pursuant to the Purchase Agreement, we may need to sell to Lincoln more shares of our common stock than are offered under this prospectus in order to receive aggregate gross proceeds equal to the $12.1 million balance of the $15.0 million total commitment available to us under the Purchase Agreement. If we choose to do so, we must first register for resale under the Securities Act such additional shares of our common stock, which could cause additional substantial dilution to our stockholders. The number of shares ultimately offered for resale by Lincoln Park under this prospectus is dependent upon the number of shares we direct Lincoln Park to purchase under the Purchase Agreement.

The Purchase Agreement prohibits us from issuing or selling to Lincoln Park under the Purchase Agreement (i) shares of our common stock in excess of the Exchange Cap, unless and until we obtain stockholder approval to issue shares in excess of the Exchange Cap or the average price of all applicable sales of our common stock to Lincoln Park under the Purchase Agreement equals or exceeds $2.1668 (which represents the average closing price of our common stock for the five trading days ending on April 29, 2020, plus an incremental amount), such that the transactions contemplated by the Purchase Agreement are exempt from the Exchange Cap limitation under applicable Nasdaq rules, and (ii) any shares of our common stock if those shares, when aggregated with all other shares of our common stock then beneficially owned by Lincoln Park and its affiliates, would exceed the Beneficial Ownership Cap.

Through the date of this prospectus, we have received approximately $2.9 million in aggregate gross proceeds from our sale of shares to Lincoln Park under the Purchase Agreement. The average price per share of all such sales was in excess of $2.1668. The following table sets forth the amount of gross proceeds we may receive from Lincoln Park from our sale of shares of our common stock to Lincoln Park under the Purchase Agreement at varying assumed average per share purchase prices on or after the date of this prospectus that are offered for sale by Lincoln Park under this prospectus:

Assumed Average Purchase Price Per Share	Number of Shares to be Issued if Full Purchase (1)	Percentage of Outstanding Shares After Giving Effect to the Sales to Lincoln Park (2)	Gross Proceeds from the Future Sale of Shares to Lincoln Park Under the Purchase Agreement
$1.00	4,018,000	21.9%	$ 4,018,000
$2.00	4,018,000	21.9%	$ 8,036,000
$3.00	4,018,000	21.9%	$12,054,000
$3.25(3)	3,733,538	20.7%	$12,134,000
$4.00	3,033,500	17.5%	$12,134,000
$5.00	2,426,800	14.5%	$12,134,000
$6.00	2,022,333	12.4%	$12,134,000

(1)

Although the Purchase Agreement provides that we may sell up to $15.0 million of our common stock to Lincoln Park, the shares of common stock registered hereunder may or may not cover all the shares we ultimately sell to Lincoln Park under the Purchase Agreement, depending on the purchase price per share. As a result, we have included in this column only those shares that we are registering in this offering that have not previously been sold to Lincoln Park. If we seek to issue shares of our common stock, including shares from other transactions that may be aggregated with the transactions contemplated by the Purchase Agreement under the applicable rules of the Nasdaq Capital Market, in excess of 2,020,205 shares, or 19.99% of the total common stock outstanding immediately prior to the execution of the Purchase Agreement, we may be required to seek stockholder approval in order to be in compliance with the rules of the Nasdaq Capital Market if the average price per share of the sales we make to Lincoln Park under the Purchase Agreement does not exceed $2.1668.

(2)

The denominator is based on 14,310,244 shares outstanding as of March 3, 2021, adjusted to include the number of shares set forth in the adjacent column which we would have sold to Lincoln Park, assuming the purchase price in the first column. The numerator is based on the number of shares issuable under the Purchase Agreement at the corresponding assumed purchase price set forth in the first column.

(3)	The closing sale price of our common stock on March 1, 2021.

USE OF PROCEEDS

This prospectus relates to shares of our common stock that may be offered and sold from time to time by Lincoln Park. We will receive no proceeds from the sale of shares of common stock by Lincoln Park in this offering. We may receive up to $15.0 million in aggregate gross proceeds under the Purchase Agreement from any sales we make to Lincoln Park pursuant to the Purchase Agreement. Through the date of this prospectus, we received approximately $2.9 million in aggregate gross proceeds from the sale of shares of our common stock we have made to Lincoln Park pursuant to the Purchase Agreement, leaving approximately $12.1 million balance of the $15.0 million total commitment of Lincoln Park under the Purchase Agreement. We estimate that the net proceeds to us from the sale of our common stock to Lincoln Park pursuant to the Purchase Agreement will be up to approximately $14.7 million over a 36-month period which commenced on June 8, 2020, assuming that we sell the full amount of our common stock that we have the right, but not the obligation, to sell to Lincoln Park under the Purchase Agreement, and after estimated fees and expenses. See “Plan of Distribution” elsewhere in this prospectus for more information.

We expect to use any proceeds that we receive under the Purchase Agreement for working capital and general corporate purposes. We may also use a portion of the net proceeds to acquire or invest in complementary businesses, technologies, product candidates or other intellectual property, although we have no present commitments or agreements to do so.

The amounts and timing of these expenditures will depend on a number of factors, such as the timing and progress of our research and development efforts, regulatory actions affecting our product candidates and our business, technological advances and the competitive environment for our product candidates. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for any net proceeds we receive or the adequacy of such proceeds to support our intended activities. Accordingly, we will retain broad discretion over the use of these proceeds. Pending use of the net proceeds as described above, we expect to invest the net proceeds in short- and intermediate-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

DILUTION

The sale of our common stock to Lincoln Park under the Purchase Agreement will have a dilutive impact on our stockholders. In addition, the lower our stock price is at the time we exercise our right to sell shares to Lincoln Park, the more shares we will have to issue to Lincoln Park pursuant to the Purchase Agreement and our existing stockholders would experience greater dilution.

Our net tangible book value as of December 31, 2020 was $0.6 million, or $0.04 per share, based on 13,233,137 shares of our common stock outstanding as of that date.

Through the date of this prospectus, we have sold approximately $2.9 million of our common stock to Lincoln Park under the Purchase Agreement, leaving an approximately $12.1 million balance of the $15.0 million total commitment of Lincoln Park under the Purchase Agreement. Assuming a sale price of $3.25 per share (which represents the closing price of our common stock on March 1, 2021), we would need to sell 3,733,538 shares of common stock to Lincoln Park under the Purchase Agreement on or after the date of this prospectus to exhaust such approximately $12.1 balance. After giving effect to the assumed sale and issuance of such 3,733,538 shares of our common stock to Lincoln Park under the Purchase Agreement at an assumed sale price of $3.25 per share of common stock, and after deducting estimated offering expenses payable by us, our as-adjusted net tangible book value as of December 31, 2020 would have been approximately $12.6 million, or $0.74 per share. This represents an immediate increase in net tangible book value of $0.70 per share to existing stockholders and an immediate dilution of $2.51 per share to investors in this offering.

Assumed offering price per share		$3.25
Historical net tangible book value per share as of December 31, 2020	$0.04
Increase per share attributable to this offering	$0.70

As adjusted net tangible book value per share after this offering		$0.74

Dilution per share to new investors		$2.51

The number of shares of common stock to be outstanding immediately after this offering is based on 13,233,137 shares outstanding as of December 31, 2020 and excludes:

•	1,240,354 shares of common stock issuable upon exercise of outstanding stock options as of December 31, 2020 at a weighted-average exercise price of $11.16; and

•	642,074 shares of common stock reserved for future issuance under our 2018 Stock Incentive Plan as of December 31, 2020.

In addition, the following transactions are excluded from the shares of common stock outstanding as of December 31, 2020:

•	877,107 additional shares of common stock sold under our ATM facility at an average gross sale price of $3.17 per share subsequent to December 31, 2020 and through the date of this prospectus;

•

200,000 additional shares of common stock sold pursuant to our Purchase Agreement with Lincoln Park at a weighted average price of $2.47 per share subsequent to December 31, 2020 and through the date of this prospectus;

•

529,325 additional shares of common stock which became available for future issuance pursuant to the evergreen provision under our 2018 Stock Incentive Plan as of January 1, 2021; plus any future increases in the number of shares of common stock reserved for issuance pursuant to evergreen provisions; and

•	any additional shares that we may issue to Lincoln Park pursuant to the $15.0 million Purchase Agreement dated April 30, 2020, should we elect to sell shares to Lincoln Park.

To the extent that additional shares are issued pursuant to the foregoing, investors purchasing our common stock in this offering will experience further dilution. In addition, we may offer other securities in other offerings due to market conditions or strategic considerations. To the extent we issue such securities, investors may experience further dilution.

SELLING STOCKHOLDER

This prospectus relates to the possible resale by the selling stockholder, Lincoln Park, of shares of common stock that may be issued to Lincoln Park pursuant to the Purchase Agreement. We are filing the registration statement of which this prospectus forms a part pursuant to the provisions of the Registration Rights Agreement, which we entered into with Lincoln Park on April 30, 2020, concurrently with our execution of the Purchase Agreement, in which we agreed to provide certain registration rights with respect to sales by Lincoln Park of the shares of our common stock that may be issued to Lincoln Park under the Purchase Agreement.

Lincoln Park, as the selling stockholder, may, from time to time, offer and sell pursuant to this prospectus any or all of the shares that we may sell to Lincoln Park under the Purchase Agreement. The selling stockholder may sell some, all or none of its shares. We do not know how long the selling stockholder will hold the shares before selling them, and we currently have no agreements, arrangements or understandings with the selling stockholder regarding the sale of any of the shares.

The following table presents information regarding the selling stockholder and the shares of our common stock that it may offer and sell from time to time under this prospectus. The table is prepared based on information supplied to us by the selling stockholder and reflects its holdings as of March 3, 2021. Neither Lincoln Park nor any of its affiliates has held a position or office, or had any other material relationship, with us or any of our predecessors or affiliates. Beneficial ownership is determined in accordance with Section 13(d) of the Exchange Act and Rule 13d-3 thereunder.

Selling Stockholder	Shares Beneficially Owned Before this Offering		Percentage of Outstanding Shares Beneficially Owned Before this Offering		Shares to be Sold in this Offering Assuming the Company issues the Maximum Number of Shares Under the Purchase Agreement		Percentage of Outstanding Shares Beneficially Owned After this Offering
Lincoln Park Capital Fund, LLC (1)	20,000	(2)	*	% (3)	4,038,000	(4)	*	%

*	Represents less than 1% of the outstanding shares and/or assumes all shares of common stock registered hereunder have been resold by Lincoln Park.
(1)

Josh Scheinfeld and Jonathan Cope, the Managing Members of Lincoln Park Capital, LLC, are deemed to be beneficial owners of all of the shares of common stock owned by Lincoln Park Capital Fund, LLC. Messrs. Cope and Scheinfeld have shared voting and investment power over the shares being offered by the selling stockholder. Lincoln Park Capital, LLC is not a licensed broker dealer or an affiliate of a licensed broker dealer.

(2)

We have excluded from the number of shares beneficially owned by Lincoln Park prior to the offering all of the shares of common stock that Lincoln Park may be required to purchase on or after the date of this prospectus pursuant to the Purchase Agreement, because the issuance of such shares is solely at our discretion and is subject to certain conditions, the satisfaction of all of which are outside of Lincoln Park’s control, including the registration statement of which this prospectus is a part becoming and remaining effective. Furthermore, under the terms of the Purchase Agreement, issuances and sales of shares of our common stock to Lincoln Park are subject to certain limitations on the amounts we may sell to Lincoln Park at any time, including the Exchange Cap and the Beneficial Ownership Cap. See the description under the heading “The Lincoln Park Transaction” for more information about the Purchase Agreement.

(3)	Based on 14,310,244 outstanding shares of our common stock as of March 3, 2021.
(4)

Assumes issuance of the maximum 4,018,000 shares that are offered for sale by Lincoln Park under this prospectus that are not outstanding as of the date of this prospectus. The Purchase Agreement provides that we may sell up to $15.0 million in shares of our common stock to Lincoln Park. Through the date of this prospectus we have sold approximately $2.9 million in shares of our common stock to Lincoln Park under the Purchase Agreement. Depending on the price per share at which we sell our common stock to Lincoln Park under the Purchase Agreement on or after the date of this prospectus, we may need to sell to Lincoln

Park under the Purchase Agreement more shares of our common stock than are offered under this prospectus to receive aggregate gross proceeds equal to the $15.0 million total commitment of Lincoln Park under the Purchase Agreement. If we choose to do so, we must first register for resale under the Securities Act such additional shares. The number of shares ultimately offered for resale by Lincoln Park will depend upon the number of shares we elect to sell to Lincoln Park under the Purchase Agreement.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock and we do not intend to pay cash dividends in the foreseeable future. We currently expect to retain any future earnings to fund the operation and expansion of our business.

DESCRIPTION OF COMMON STOCK

This section describes the general terms and provisions of our common stock and some of the provisions of our certificate of incorporation, bylaws and of the Delaware General Corporation Law, or DGCL. This description is only a summary and is qualified in its entirety by reference to the description of our common stock incorporated by reference in this prospectus. Our certificate of incorporation and bylaws have been filed as exhibits to our periodic reports filed with the SEC, which are incorporated by reference in this prospectus. You should read our certificate of incorporation and our bylaws for additional information before you buy any of our common stock or other securities. See “Where You Can Find More Information.”

Our authorized capital stock consists of 150,000,000 shares of common stock, $0.0001 par value per share, and 10,000,000 shares of undesignated preferred stock, $0.0001 par value per share. As of March 3, 2021, there were 14,310,244 shares of our common stock outstanding and no shares of our preferred stock outstanding.

Common Stock

Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. We have not provided for cumulative voting for the election of directors in our certificate of incorporation. This means that the holders of a majority of the shares voted can elect all of the directors then standing for election. Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of assets legally available at the times and in the amounts that our board of directors may determine from time to time. Upon our liquidation, dissolution or winding-up, the holders of common stock are entitled to share ratably in all assets remaining after payment of all liabilities and the liquidation preferences of any outstanding preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock offered, when issued, will be fully paid and nonassessable.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

Certain provisions of Delaware law, our certificate of incorporation and our bylaws could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to first negotiate with our board of directors.

Certificate of Incorporation and Bylaws. Our certificate of incorporation and bylaws include provisions that:

•

authorize the board of directors to issue, without stockholder approval, up to 10,000,000 shares of preferred stock with such designations, powers, preferences and other rights and qualifications, limitations or restrictions as our board of directors may authorize, which preferred stock could decrease the amount of earnings and assets available for distribution to holders of our common stock or adversely affect the rights and powers, including voting rights, of the holders of our common stock;

•	establish advance notice requirements for stockholder nominations of directors and for stockholder proposals that can be acted on at stockholder meetings;

•	limit who may call stockholder meetings;

•	require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;

•	provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even if less than a quorum;

•	require a super-majority of votes to amend certain provisions of our charter as well as to amend our bylaws generally;

•

authorize us to indemnify officers and directors against losses that they may incur in investigations and legal proceedings resulting from their services to us, which may include services in connection with takeover defense measures; and

•

establish the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain derivative actions or proceeding brought on our behalf, any action asserting a claim of breach of fiduciary duty, any action asserting a claim against us arising pursuant to the DGCL, or any action asserting a claim governed by the internal affairs doctrine. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Securities Act or any other claim for which the federal and state courts have concurrent jurisdiction.

Delaware anti-takeover statute. We are subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

•

prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; or

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the “interested stockholder” and an “interested stockholder” is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock.

Market Information

Our common stock is listed on The Nasdaq Stock Market under the symbol “ACER.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company, 1 State Street, 30th Floor, New York, NY 10004-1561.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of February 15, 2021, the number and percentage of outstanding shares of our common stock beneficially owned by: (a) each person who is known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock; (b) each of our directors; (c) our Named Executive Officers; and (d) all current directors and executive officers as a group. As of February 15, 2021, there were 14,310,244 shares of common stock issued and outstanding.

Beneficial ownership has been determined in accordance with Rule 13d-3 under the Exchange Act. Under this rule, certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire shares (for example, upon exercise of an option or warrant) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the number of shares is deemed to include the number of shares beneficially owned by such person by reason of such acquisition rights. As a result, the percentage of outstanding shares of any person as shown in the following table does not necessarily reflect the person’s actual voting power at any particular date.

To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

Beneficial Ownership Table

Name and Address of Beneficial Owner(1)	Number of Shares Owned		Percentage of Class
5% Stockholders (excluding Executive Officers and Directors):
Funds affiliated with TVM Capital Life Science	2,672,309	(2)	18.7%
Nantahala Capital Management, LLC	989,755	(3)	6.9%
Executive Officers and Directors:
Chris Schelling	1,969,356	(4)	13.7%
Harry S. Palmin	217,652	(5)	1.5%
Donald R. Joseph	89,037	(6)	*
Jason Amello	24,000	(7)	*
Stephen J. Aselage	105,905	(8)	*
John M. Dunn	64,380	(9)	*
Michelle Griffin	24,000	(10)	*
All current directors and executive officers as a group (10 persons)	2,664,487	(11)	18.0%

*	Less than 1%
(1)

Unless otherwise indicated in the footnotes, the mailing address of the beneficial owner is c/o Acer Therapeutics Inc., One Gateway Center, Suite 351, 300 Washington Street, Newton, Massachusetts 02458.

(2)

This information is based on Amendment No. 1 to Schedule 13D filed with the SEC on August 24, 2018. Consisting of shares of common stock beneficially owned by certain investment funds affiliated with TVM Capital Life Science as follows: (i) 1,697,709 shares of common stock held by TVM Life Science Ventures VII L.P. (which we refer to as TVM VII LP); (ii) 725,844 shares of common stock held by TVM Life Science Ventures VI GmbH & Co. KG (which we refer to as TVM VI German); and (iii) 248,756 shares of common stock held by TVM Life Science Ventures VI L.P. (which we refer to as TVM VI Cayman). With respect to the shares held by TVM VII LP, TVM LSV VII (GP) Ltd. (which we refer to as TVM VII GP) is the general partner of TVM VII LP. Luc Marengere, Reshentha Beeby, Gary Leatt, Hubert Birner, Stefan Fischer and Helmut Schühsler are members of the investment committee of TVM VII GP, which has voting and investment power with respect to these shares, and may be deemed to beneficially own such shares. TVM VII GP and Messrs. Birner, Fischer, Schühsler, Marengere, and Leatt and Ms. Beeby each disclaim beneficial ownership of the reported securities, other than those shares which the reporting person owns of record. The address of TVM VII LP is 204, Rue Notre-Dame Ouest, Bureau 350, Montreal A8 H2Y 1TE, Canada. With respect to the shares held by TVM VI German, Messrs. Birner, Fischer and Schühsler are members of the investment committee of TVM Life Science Ventures Management VI L.P. (which we refer to as TVM VI Management), which is the managing limited partner of TVM VI German with voting and dispositive power over the shares held by TVM VI German, and may be deemed to beneficially own such shares. TVM VI Management and Messrs. Birner, Fischer and Schühsler each disclaim beneficial ownership of the shares held by TVM VI German, other than those shares which the reporting person owns of record. The address of TVM VI German is Ottostrasse 4, 80333 Munich, Germany. With respect to the shares held by TVM VI Cayman, Messrs. Birner, Schühsler and Fisher are members of the investment committee of TVM VI Management, which is the managing limited partner of TVM VI Cayman with voting and dispositive power over the shares held by TVM VI Cayman, and may be deemed to beneficially own such shares. TVM VI Management and Messrs. Birner, Schühsler and Fischer each disclaim beneficial ownership of the shares held by TVM VI Cayman, other than those shares which the reporting persons owns of record. The address of TVM VI Cayman is Ottostrasse 4, 80333 Munich, Germany.
(3)

This information is based on a Schedule 13G/A filed with the SEC on February 12, 2021. Pursuant to the Schedule 13G, Nantahala Capital Management, LLC (which we refer to as Nantahala) and each of Wilmot B. Harkey and Daniel Mack, as managing members of Nantahala, share voting and investment power with respect to the shares, which are held by funds and separately managed accounts under control of Nantahala. The address for Nantahala and Messrs. Harkey and Mack is 130 Main Street, 2nd Floor, New Canaan, Connecticut 06840.

(4)	Consisting of (i) 1,892,857 shares of common stock; and (ii) 76,499 shares of common stock underlying stock options exercisable within 60 days of February 15, 2021.
(5)	Consisting of (i) 125,000 shares of common stock; and (ii) 92,652 shares of common stock underlying stock options exercisable within 60 days of February 15, 2021.
(6)	Consisting of (i) 14,285 shares of common stock; and (ii) 74,752 shares of common stock underlying stock options exercisable within 60 days of February 15, 2021.
(7)	Represents shares of common stock underlying stock options exercisable within 60 days of February 15, 2021.
(8)	Consisting of (i) 63,905 shares of common stock; and (ii) 42,000 shares of common stock underlying stock options exercisable within 60 days of February 15, 2021.
(9)	Consisting of (i) 27,380 shares of common stock; and (ii) 37,000 shares of common stock underlying stock options exercisable within 60 days of February 15, 2021.
(10)	Represents shares of common stock underlying stock options exercisable within 60 days of February 15, 2021.
(11)	Consisting of: (i) 2,195,072 shares of common stock; and (ii) 469,415 shares of common stock underlying stock options exercisable within 60 days of February 15, 2021.

PLAN OF DISTRIBUTION

The common stock offered by this prospectus is being offered by the selling stockholder, Lincoln Park. The common stock may be sold or distributed from time to time by the selling stockholder directly to one or more purchasers or through brokers, dealers, or underwriters who may act solely as agents at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. The sale of the common stock offered by this prospectus could be effected in one or more of the following methods:

•	ordinary brokers’ transactions;

•	transactions involving cross or block trades;

•	through brokers, dealers, or underwriters who may act solely as agents;

•	“at the market” into an existing market for the common stock;

•	in other ways not involving market makers or established business markets, including direct sales to purchasers or sales effected through agents;

•	in privately negotiated transactions; or

•	any combination of the foregoing.

In order to comply with the securities laws of certain states, if applicable, the shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the state or an exemption from the state’s registration or qualification requirement is available and complied with.

Lincoln Park is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act.

Lincoln Park has informed us that it intends to use an unaffiliated broker-dealer to effectuate all sales, if any, of the common stock that it may purchase from us pursuant to the Purchase Agreement. Such sales will be made at prices and at terms then prevailing or at prices related to the then current market price. Each such unaffiliated broker-dealer will be an underwriter within the meaning of Section 2(a)(11) of the Securities Act. Lincoln Park has informed us that each such broker-dealer will receive commissions from Lincoln Park that will not exceed customary brokerage commissions.

Brokers, dealers, underwriters or agents participating in the distribution of the shares may receive compensation in the form of commissions, discounts, or concessions from the selling stockholder and/or purchasers for whom the broker-dealers may act as agent. The compensation paid to any such particular broker-dealer may be less than or in excess of customary commissions. Neither we nor Lincoln Park can presently estimate the amount of compensation that any agent will receive.

We know of no existing arrangements between Lincoln Park or any other stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of the shares offered by this prospectus.

We may from time to time file with the SEC one or more supplements to this prospectus or amendments to the registration statement of which this prospectus forms a part to amend, supplement or update information contained in this prospectus, including, if and when required under the Securities Act, to disclose certain information relating to a particular sale of shares offered by this prospectus by the selling stockholder, including the names of any brokers, dealers, underwriters or agents participating in the distribution of such shares by the selling stockholder, any compensation paid by Lincoln Park to any such brokers, dealers, underwriters or agents, and any other required information.

We will pay the expenses incident to the registration, offering, and sale of the shares to Lincoln Park. We have agreed to indemnify Lincoln Park and certain other persons against certain liabilities in connection with the offering of shares of common stock offered hereby, including liabilities arising under the Securities Act or, if such indemnity is unavailable, to contribute amounts required to be paid in respect of such liabilities. Lincoln Park has agreed to indemnify us against liabilities under the Securities Act that may arise from certain written information furnished to us by Lincoln Park specifically for use in this prospectus or, if such indemnity is unavailable, to contribute amounts required to be paid in respect of such liabilities.

Lincoln Park has represented to us that at no time prior to the Purchase Agreement has Lincoln Park or its agents, representatives or affiliates engaged in or effected, in any manner whatsoever, directly or indirectly, any short sale (as such term is defined in Rule 200 of Regulation SHO of the Exchange Act) of our common stock or any hedging transaction, which establishes a net short position with respect to our common stock. Lincoln Park has agreed that during the term of the Purchase Agreement, it and its agents, representatives or affiliates will not enter into or effect, directly or indirectly, any of the foregoing transactions.

We have advised Lincoln Park that it is required to comply with Regulation M promulgated under the Exchange Act. With certain exceptions, Regulation M precludes the selling stockholder, any affiliated purchasers, and any broker-dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the securities offered by this prospectus.

This offering will terminate on the earlier of (i) termination of the Purchase Agreement or (ii) the date that all shares offered by this prospectus have been sold by Lincoln Park.

Our common stock is listed on the Nasdaq Capital Market under the symbol “ACER.”

EXPERTS

The financial statements as of and for the years ended December 31, 2020 and 2019, incorporated by reference in this prospectus and in the Registration Statement, have been so incorporated in reliance on the report of BDO USA, LLP, an independent registered public accounting firm, incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting. The report on the financial statements contains an explanatory paragraph regarding the Company’s ability to continue as a going concern.

LEGAL MATTERS

The validity of any securities offered by this prospectus will be passed upon for us by Pillsbury Winthrop Shaw Pittman LLP, San Diego, California.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1 with the SEC under the Securities Act. This prospectus is part of the registration statement, but the registration statement includes and incorporates by reference additional information and exhibits. We file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC also maintains a web site that contains reports, proxy and information statements and other information regarding companies, such as ours, that file documents electronically with the SEC. The website address is www.sec.gov. The information on the SEC’s website is not part of this prospectus, and any references to this website or any other website are inactive textual references only.

INCORPORATION BY REFERENCE

The SEC permits us to “incorporate by reference” the information contained in documents we have filed with the SEC, which means that we can disclose important information to you by referring you to those documents rather than by including them in this prospectus. Information that is incorporated by reference is considered to be part of this prospectus and you should read it with the same care that you read this prospectus. We have filed with the SEC, and incorporate by reference in this prospectus:

•	our Annual Report on Form 10-K for the year ended December 31, 2020;

•	our Current Reports on Form 8-K filed with the SEC on January 15, 2021, January 25, 2021 and February 11, 2021 (each to the extent filed and not furnished); and

•

the description of our common stock contained in Registration Statement on Form 8-A (File No. 001-33004) filed with the SEC on August 30, 2006, including any amendment or report filed with the SEC for the purpose of updating such description.

We are not, however, incorporating, in each case, any documents or information that we are deemed to furnish and not file in accordance with SEC rules.

Any statement contained in any document incorporated by reference herein will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any prospectus supplement modifies or supersedes such statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

All reports and other documents we subsequently file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering, including all such documents we may file with the SEC after the date of the initial registration statement and prior to the effectiveness of the registration statement, but excluding any information furnished to, rather than filed with, the SEC, will also be incorporated by reference into this prospectus and deemed to be part of this prospectus from the date of the filing of such reports and documents.

We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request, a copy of any or all documents that are incorporated by reference into this prospectus, but not delivered with the prospectus, other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the documents that this prospectus incorporates. You should direct oral or written requests by one of the following methods. Attention: Investor Relations, Acer Therapeutics Inc., One Gateway Center, 300 Washington Street, Suite 351, Newton, Massachusetts 02458. Our telephone number is (844) 902-6100, and our investor email address is investors@acertx.com. Our website address is www.acertx.com. The information found on our website, or that may be accessed by links on our website, is not part of this prospectus. We have included our website address solely as an inactive textual reference. Investors should not rely on any such information in deciding whether to purchase our common stock.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons, we have been informed that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

4,038,000 Shares of Common Stock

ACER THERAPEUTICS INC.

PROSPECTUS

March 12, 2021